November 1, 2006

BY FAX

Mr. James Rosenberg
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	AmTrust Financial Services, Inc./Intangible Assets

Dear Mr. Rosenberg:

We attempted to reach you by telephone this morning to bring to your attention certain disclosures regarding similar transactions entered into by other insurance companies which we located last evening. Annexed is an excerpt from a filing by St. Paul Travelers which discloses that St. Paul Travelers purchased “renewal rights” to various books of business from Royal & SunAlliance and Atlantic Mutual. Annexed is an excerpt from a filing by Tower Group describing its acquisition from OneBeacon Insurance Group LLC of “Commercial Renewal Rights” to certain commercial lines of business.

Tower Group discloses that its renewal rights acquisition consisted of two intangible assets, renewal rights and agency relationships, and that it allocated 75% of the purchase price to agency relationships. Tower is amortizing the acquired agency relationships over 20 years on a straight line basis.

The excerpts further support the Company’s position that the acquisition of “renewal rights” by an insurance company is not an unusual transaction and that “renewal rights” consist of more than the right to renew a discrete set of policies. Tower Group specifically notes that it acquired the right “to establish contractual relationships with certain OneBeacon agents.” We also note that Tower Group, like the Company, assigned a much more significant percentage of the value of the transaction to agency relationships than to discrete renewal rights.

We note that Tower Group assigned a 20 year useful life to its acquired agency relationships. We believe that, based on the agency networks the Company acquired, 40 years is appropriate for the Company’s acquisitions. However, as we have indicated, the change to a 20 year period would not have a material impact on our financial statements. If the Staff believes it appropriate, we would be prepared to make that change to resolve this issue.

Again, I respectfully remind you of the need for a prompt resolution.

Sincerely yours,

/s/ Stephen Ungar
Stephen Ungar
General Counsel

Excerpt from St. Paul

Renewal Rights Purchases

During the third quarter of 2003, TPC purchased from Royal & SunAlliance USA (RSA), an unaffiliated insurer, the renewal rights to RSA’s commercial lines national accounts, middle market and marine businesses, and standard and preferred personal lines businesses. Also during the third quarter of 2003, TPC purchased from Atlantic Mutual, an unaffiliated insurer, the renewal rights to the majority of Atlantic Mutual’s commercial lines inland marine and ocean cargo businesses written by Atlantic Mutual’s Marine Division. The total purchase price for these renewal rights transactions, which was based in part on the level of business renewed by the Company, was $69 million

Excerpt from Tower Group

Note 6—Intangible Assets

The Company entered into a Commercial Renewal Rights Agreement with OneBeacon Insurance Group LLC on September 13, 2004 under which it has acquired OneBeacon’s rights to seek to renew a block of commercial lines insurance policies in New York State consisting of commercial multiple-peril, worker’s compensation, commercial umbrella, commercial inland marine, commercial auto, fire and allied lines and general liability coverages. Under the terms of the agreement, the Company did not acquire any in-force business or historical liabilities associated with the policies. Pursuant to the agreement, the Company also obtained the rights to establish contractual relationships with certain OneBeacon agents. The Company has agreed to pay OneBeacon an amount equal to 5% of the direct premiums written resulting from the Company’s renewal of any subject policies in the first year, 4% in the second year and 1% in the third year, with no payments due after the third year, subject to the Company’s obligation to pay a minimum of $5,000,000 in the aggregate over the three year period. The Company has recorded this transaction as $5,000,000 of intangible assets. Shortly after signing this agreement the Company provided an irrevocable letter of credit for the benefit of OneBeacon in the amount of $2,000,000 representing the estimated payments for the first year of the agreement.

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The Company has determined that two intangible assets were acquired in this transaction: renewal rights and new agent contractual relationships, both of which were determined to be intangible assets with a finite useful life. The renewal rights were recorded at $1,250,000 and will be amortized over ten years in proportion to anticipated renewal premiums to be written during this time period. The new agent contractual relationships have been recorded at $3,750,000 and will be amortized over twenty years on a straight-line basis. During 2005 and 2004, the Company recorded amortization expense of $446,000 and $22,000, respectively, on the intangible assets. The weighted average amortization period of identified intangible assets of finite useful life is 17.5 years. The estimated aggregate amortization expense for each of the next five years is (in 000’s):

2006	$412
2007	$367
2008	$331
2009	$302
2010	$279

On March 25, 2005, Tower Group, Inc. closed on its purchase of the outstanding common stock of a shell property casualty insurance company, North American Lumber Insurance Company (“NALIC”), that was renamed Tower National Insurance Company. The purchase price was for $1,050,000 and included nine active state licenses and two inactive state licenses. The two inactive states are Pennsylvania and Maine. The inactive state licenses have an additional contingent purchase price of $75,000 per state payable upon license reactivation within one year of the closing. Prior to the closing, all liabilities and assets (other than insurance licenses) of Tower National Insurance Company were transferred to a liquidating trust. The Company capitalized these purchases as an intangible asset related to state licenses with an indefinite life subject to annual impairment testing. Subsequently, during 2005, the two inactive state licenses were reactivated and an additional contingent price totaling $150,000 was paid. The total amount capitalized as of December 31, 2005, was $1,303,000 and included the purchase price, legal fees and a broker’s fee.

The components of intangible assets are summarized as follows (in 000’s):

	Initial Balance	Accumulated Amortization	Net
December 31, 2005:
Renewal rights	$1,250	$(280)	$970
Agency force	3,750	(188)	3,562
Insurance Licenses	1,303	—	1,303
Total	$6,303	$(468)	$5,835
December 31, 2004:
Renewal rights	$1,250	$(6)	$1,244
Agency force	3,750	(16)	3,734
Total	$5,000	$(22)	$4,978

As of December 31, 2005 there was no impairment on any of the intangible assets as per the Company’s annual impairment testing. See Note 1. “Summary of Significant Accounting Policies, Intangible Assets”.

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